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February 14, 2022

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jane Park
Dorrie Yale
Jenn Do
Lynn Dicker
Division of Corporation Finance
Office of Life Sciences

Re:	Waldencast Acquisition Corp.
Registration Statement on Form F-4
Filed December 27, 2021
CIK No.: 0001840199

Ladies and Gentlemen:

On behalf of our client, Waldencast Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 25, 2022 (the “Comment Letter”) with respect to the draft registration statement on Form F-4 confidentially filed with the Commission by the Company on December 27, 2021.

Concurrently with the filing of this letter, the Company is publicly filing, via the EDGAR system of the Commission, a Registration Statement on Form F-4 (the “Registration Statement”) in response to the Staff’s comments. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

February 14, 2022

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form F-4

Cover Page

1.
Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of Obagi stockholders, Milk stockholders, PIPE investors, the Sponsor and related parties, the investor directors, and Waldencast’s stockholders, and to the extent applicable, disclose the total expected ownership of the Sponsor following the transaction, inclusive of any investments the Sponsor plans to make through the financing transactions, such as the PIPE investment. If the Sponsor is affiliated with the Third-Party FPA Investor, please also include such investor's investments in the aggregate, or explain.

Response: In response to the Staff’s comment, the Company has revised its disclosures set out in the cover page to the Registration Statement.

2.
Please revise to state that an Obagi stockholder will have the discretion to designate one director at its sole discretion for so long as it owns 5% of your then-outstanding common stock, and state the stockholder's current ownership percentage.

Response: In response to the Staff’s comment, the Company has revised its disclosures set out in the cover page to the Registration Statement.

Selected Definitions, page iii

3.
Although we do not object to the inclusion of the glossary, please revise to ensure that each such term is defined at first use. As one example only, we note that "Forward Purchaser" is not defined at first use. In addition, please revise this section and your prospectus as appropriate to ensure that your disclosures are in plain English and are clear without frequent reliance on defined terms or reference to other documents. As examples only, it is unclear why “Total Implied Obagi Cash Consideration Amount” is a defined term when it is defined as $380,000,000, or why "Requisite Obagi Stockholder" is a defined term when it is defined as Cedarwalk, and we note that terms such as "Obagi China Distribution" and "PPE Investors" are only defined by reference to agreements.

Response: In response to the Staff’s comment, the Company has revised its use of defined terms throughout the Registration Statement.

February 14, 2022

Questions and Answers for Shareholders of Waldencast, page xviii

4.
Add a Q&A regarding the transaction structure, including diagrams to help investors understand the change in the company's structure and the change in Obagi's structure due to the carveout. Include a discussion that the organizational structure will allow Milk stockholders the ability to retain a direct equity ownership in Waldencast LP, as you indicate on pages 139 and 229, as compared to Waldencast and Obagi stockholders. Please also clarify this difference on the cover and in your risk factor on pages 91 and 100.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page and pages xx, xxi, 101 and 110 of the Registration Statement.

Q: What proposals are shareholders of Waldencast being asked to vote upon?, page xix

5.
Revise to clarify that the proposal for the election of directors who will be the directors of the company after the business combination is a proposal that can only be approved by the holders of the Class B shares, and explain that the Sponsor holds such shares.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xxii, xxxviii, 6, 18, 23, 101, 129, 204, 217 and 256 of the Registration Statement.

Q: What will Obagi Shareholders and Milk Members receive in return for Waldencast's  acquisition . . .?, page xx

6.
Rather than repeating the formulas for calculating the amount of consideration to be received by Obagi and Milk stockholders, revise your disclosures to help investors better understand the proposed transactions, such as explaining the approximate cash and stock that the Obagi and Milk stockholders will receive. You can provide different scenarios based upon differing redemption totals and different assumptions.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xxiii to xxv, 132, 133, 151 and 152 of the Registration Statement.

Q: What equity stake will current Waldencast shareholders, Obagi Shareholders and Milk Members hold . . .?, page xxi

7.
We note that footnote 1 to the first table states the assumption that a maximum of 21,834,638 Class A ordinary shares are redeemed. However, you also state on page 177 that based on recent market trends, "there will likely be significant redemptions in excess of the maximum redemptions scenario," which may, in turn, require that Obagi, Milk and Waldencast waive the Minimum Cash Conditions in order for the business combination to be consummated. We also note your disclosure on page 79 that even if such conditions are waived by Obagi and Milk, if there are significant redemptions, you will likely need to obtain additional financing to fund your planned operations, which would further dilute stockholders. Please expand your graphic disclosures to also illustrate this scenario, and also to show at least one interim redemption scenario in between those you currently present. Additionally, show the potential impact of redemptions of the per share value of the shares owned by non-redeeming shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xxv to xxix and 14 to 17 of the Registration Statement.

February 14, 2022

Q: Do I have redemption rights?, page xxvii

8.
Clarify, if true, that holders of your public warrants and holders of warrants through your units cannot exercise redemption rights with respect to the warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xxxiii and 104 of the Registration Statement.

Summary of the Proxy Statement/Prospectus, page 1

9.
Please include a discussion here and elsewhere as appropriate regarding the inclusion in certain of your products, including your Nu-Derm Clear, Blender and Sunfader products, of hydroquinone at 4% concentration, and that the FDA has cited safety concerns for this ingredient at lower concentrations of 1% and 2%. Clearly explain the risks associated with this ingredient, including the significance of the recent CARES Act legislation, that this ingredient is prohibited from being marketed in the U.S. as an OTC drug without FDA approval, any statements the FDA has made regarding this ingredient (at any level of concentration), and clarify whether this ingredient is permitted to be used in other countries such as those in Europe and the Asia-Pacific. Also specify the amount of revenue and net income Nu-Derm products represent.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 274 and 275 of the Registration Statement.

10.
Revise your discussion of the board's reasons for the business combination starting on page 7 by removing some of the detailed discussion that is more appropriate for elsewhere in the prospectus, and balance your discussion by adding a summary of the factors and risks that the board identified and considered in an equally prominent and detailed manner. Please also revise the risk factor summaries section on pages 23-24 to also include a summary of the risks related to Waldencast and Waldencast plc, and add a bullet to disclose the ongoing litigation against the Milk founders.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 7 to 11 and 30 to 33 of the Registration Statement.

Interests of Waldencast's Directors and Executive Officers in the Business Combination, page 16

11.
Please revise here and elsewhere as appropriate, to clearly discuss the connection between the Third-Party Forward Purchaser and the Sponsor. Based on your disclosures on page F¬17, it appears that the Sponsor is the managing member of Beauty Ventures. You also reference on page 189 that the Sponsor or its affiliates will receive performance fee allocations pursuant to the Third Party Forward Purchase Agreement. Please explain here the significance of that arrangement.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 21 and 201 of the Registration Statement.

12.	Quantify the aggregate amount of out-of-pocket expenses for which your Sponsor, officers, directors and their affiliates are entitled to be reimbursed, including any working capital loans.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 21, 22, 91, 202 and 263 of the Registration Statement.

February 14, 2022

13.
We note your disclosure here and elsewhere throughout the prospectus that the Sponsor and certain directors agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement..

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Sponsor and certain other shareholders agreed to waive their redemption rights pursuant to a letter agreement that the Sponsor and certain other shareholders entered into in connection with the Company’s initial public offering. The provisions relating to the waiver of redemption rights (filed with the SEC on  March 18, 2021) in the original letter agreement have not been amended in connection with the business combination.

The Company has revised its disclosures on page 89 of the Registration Statement.

14.
Please add disclosure regarding the interests of the underwriters, as it appears that the deferred underwriting fees remain constant and are not adjusted based on redemptions. Also, in your disclosure showing your sensitivity analysis regarding redemptions, revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages xxix, 9, 16, 17, 23 and 24 of the Registration Statement.

15.
With reference to the last sentence in the third bullet on page 18 that your governing documents waived the corporate opportunities doctrine, please explain whether it impacted your search for an acquisition target. Additionally, expand your disclosure to discuss Waldencast Ventures.

Response: In response to the Staff’s comment regarding the waiver of the corporate opportunities doctrine, the Company has revised its disclosures on pages 22, 92 and 203 of the Registration Statement. The Company further confirms for the Staff that the Company does not believe that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected the Company’s search for an acquisition target nor will they materially impact its ability to complete the proposed Business Combination.

Sources and Uses of Funds for the Business Combination, page 20

16.
You state that the table assumes no public shareholders exercise their redemption rights, but we also note your disclosures elsewhere, such as on pages 79 and 177, that indicate you expect there to be significant redemptions that even exceed the maximum redemptions scenario you reference in certain sections of your prospectus. Please expand your disclosure to also disclose the uses in a way that reflects the expected redemptions. Also, to the extent correct, clarify that the $520 amount shown in the table is the aggregate of the cash to Obagi sellers and cash to Milk sellers. In addition, explain how any cash to the balance sheet is intended to be used in the operations of Obagi and Milk following the consummation of the proposed transactions.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 24 to 26 of the Registration Statement.

February 14, 2022

17.
Please clarify here and elsewhere as appropriate that the Sponsor may, in its sole discretion, reduce its purchase obligation under the forward purchase agreement with Beauty Ventures, as your disclosure seems to indicate on page F-17.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that on October 20, 2021, pursuant to the respective terms of the Forward Purchase Agreements, the Company received (i) an allocation notice from the Sponsor and Dynamo Master Fund committing to purchase 16,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $160,000,000, or $10.00 per unit and (ii) an allocation notice from Beauty Ventures committing to purchase to purchase 17,300,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $173,000,000, or $10.00 per unit. Neither commitment may be reduced by the respective purchaser following such respective allocation notice.

The Company has revised its disclosures on page 26 of the Registration Statement.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 28

18.
Please reconcile the total equity of $1,382,204 assuming no redemptions and $1,236,317 assuming maximum redemptions with the total equity in the unaudited pro forma condensed combined balance sheet on page 225.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 37 of the Registration Statement.

The loss of a significant customer could materially and adversely affect . . ., page 31

19.
We note your disclosure here and on page 263 of one distributor in Southeast Asia that accounted for approximately 27.7% of your net sales and that Boxout Health accounted for approximately 34.4% of your net sales in the nine months ended September 30, 2021. Please identify your distributor in Southeast Asia here and provide in the Business section a brief description of the material terms of your agreements with your key distributors. Please also file the agreements as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why they are not material.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 40 and 280 of the Registration Statement and included the following agreements as exhibits to the Registration Statement: (a) the Distribution Services Agreement, dated as of June 27, 2018, by and between Boxout, LLC (f/k/a WBC Group, LLC) and Obagi Cosmeceuticals LLC. and (b) Distribution Agreement, dated as of October 19, 2018, by and between Obagi Cosmeceuticals LLC and Gevie, Inc.

Regulations could prohibit physicians from dispensing our prescription only products . . ., page 41

20.
You state that some states have taken action against physician customers who sell your prescription products over the Internet. Expand your disclosure here to provide additional context to investors regarding this risk, such as naming the states that have taken this action, whether other states will likely take similar actions, and the consequences of any such action (e.g., certain physicians have stopped selling your product). Please also quantify any effect thus far of such actions.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 50 of the Registration Statement.

February 14, 2022

The cosmetics industry is highly competitive..., page 53

21.
We note your disclosure on page 275 of Milk Makeup’s key competitors, such as Pat McGrath, Ilia, Kosas, as well as larger companies, such as Unilever, Revlon and L’Oréal that own both legacy and previously independent younger brands. Please also expand your disclosure here to identify Milk’s key competitors. Please also revise, wherever applicable, which of Milk’s competitors are also clean beauty brands, if any of Milk’s competitors also have key partnerships with Sephora and Cult Beauty, and whether any competitors have developed or are developing competitors to Milk’s lead products.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 294 of the Registration Statement.

Risks Related to Milk's Business Operations
We rely on a number of third-party suppliers, distributors and other vendors..., page 60

22.
We refer to your disclosure that you use multiple third-party suppliers in the U.S. and overseas to source substantially all of your products. Please revise to clarify in this section whether such third-party suppliers are also responsible for manufacturing Milk’s products or if Milk uses separate third-party contract manufacturers. We refer to your disclosure on page 235.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 69 of the Registration Statement.

Risks Related to Milk's Business Operations
The loss of a significant reseller could materially and adversely affect our business..., page 61

23.
You state on page 61 that Sephora accounted for approximately 43% and 67% of Milk's net sales during the years ended December 31, 2020 and 2019, respectively. However, we note from pages 301 and F-86 that the foregoing percentages are 56% and 78%, respectively. Please revise your disclosures to be consistent throughout your document.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 70, 321 and F-86 of the Registration Statement.

International sales and operations comprise an increasingly significant portion of our business..., page 68

24.
We note your disclosure on page 68 that you generate an increasing share of your revenue from international sales and maintain international operations. You also disclose on page 276 that Milk has been "received favorably" in every market it has entered. Please expand your disclosure of the key international markets that account for your international sales in the most recent fiscal periods

Response: In response to the Staff’s comment, the Company has revised its disclosures on page(s) 295 of the Registration Statement.

February 14, 2022

We and our manufacturers and suppliers license certain products and formulas from third parties..., page 77

25.
We refer to your disclosure on page 77 that you have licensed certain products and formulas from third parties. Please expand your disclosure here and elsewhere in this prospectus as appropriate to identify the material licensors and disclose the material terms of each such license agreement, including but not limited to, the nature and scope of intellectual property transferred, each parties’ rights and obligations, the duration of each such agreement and royalty term, termination provisions, royalty rates, aggregate future potential milestone payments to be paid and the aggregate amounts paid to date under each agreement (including any up-front fees), as applicable. Please also file the agreements as exhibits to the registration statement or tell us why they are not material.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that Milk does not have any licensed products or formulas from third parties and has revised its disclosures on page 86 of the Registration Statement in response to the Staff’s comment.

Risks Related to Waldencast and Waldencast plc, page 79

26.	Please revise to provide appropriate and more prominent disclosure of the risks about Waldencast being given a going concern determination by its auditors.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Company was formed on December 8, 2020 and remained dormant through December 31, 2020. For the period from December 8, 2020 (inception) through December 31, 2020, there had been no activity since the formation of the entity and no equity shares were issued. The Company commenced operations on January 12, 2021 when the founder shares were issued. The Company respectfully informs the Staff that the audit opinion containing a going concern determination relates to the balance sheet of the Company as of December 31, 2020 and the related statements of operations, shareholder’s deficit and cash flows for the period from December 8, 2020 (inception) through December 31, 2020 (the “Dormant Financials”), during the time the Company was dormant (the “Audit Opinion”).  Following the Dormant Financials, the Company completed its initial public offering and received initial capitalization from its Founders. Additionally, on October 28, 2021, the Company drew down the entire available balance of the Working Capital Loans and the Sponsor deposited $1,500,000 in the Company’s operating bank account. Accordingly, the Company no longer believes that there is a going concern uncertainty.

The Company respectfully submits that adding appropriate and more prominent disclosure of the risks about Waldencast being a going concern is not necessary.

February 14, 2022

Waldencast has identified material weaknesses in its internal control over financial reporting... ,  page 97

27.
We note that you state "[f]ollowing the issuance of the SEC Staff Statement [regarding the accounting and reporting considerations for warrants issued by SPACs]...Waldencast identified a material weakness in its internal control over financial reporting related to the accounting for the Waldencast Class A ordinary shares subject to possible redemption." We note, however, from the following risk factor on page 98 as well as your Form 10-Q for the period ended September 30, 2021 that the material weaknesses consist of changes in accounting for both warrants and Waldencast Class A ordinary shares subject to redemption. Please revise the risk factor on page 97 accordingly, as it is not clear how the Staff's Statement which discretely addresses warrants could impact your evaluation of the Class A ordinary shares. Ensure the disclosure on page F-24, which references "comment letters issued by the Securities & Exchange Commission (“SEC”) to several special purpose acquisition companies," is also consistent with your risk factor disclosure. Finally, please note that effectiveness of internal control over financial reporting is not an interim determination.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 107 and F-24 of the Registration Statement.

Background to the Business Combination, page 162

28.
We note your disclosure on page 163 that Waldencast delivered letters of intent to eight potential business combination targets, including Milk and Obagi. Please expand your disclosure of the six other potential business combination targets the Waldencast Board considered and discuss the Board’s analysis in reaching its conclusions not to pursue potential business combination targets.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 174 of the Registration Statement.

29.
Please revise your disclosure on page 163 to clarify how Milk was introduced to Waldencast. We also note that the March 27 call with Mr Coolican discussed a potential transaction involving multiple brands. Clarify whether your discussions with each of Milk and Obagi ever contemplated a transaction by itself, and clarify whether the board ever contemplated a transaction combining either Milk or Obagi with another third party business.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 175 of the Registration Statement.

30.
Please revise your disclosures in this section to describe how the Waldencast Board arrived at a valuation of $858 million for Obagi and $382 million for Milk. Please address in your revisions the methodology employed in reaching the valuation and the extent to which the Board considered such analysis in reaching the valuation and if material, discuss the Board's analysis, its conclusions and underlying assumptions. Additionally, we note your disclosure that Waldencast sent initial draft letters of intent to Obagi and Milk in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration amount and type evolved during the negotiations, including the proposals and counter-proposals made during the course of negotiations with respect to the material terms of the merger, including the changes to the purchase price mechanic and removal of a purchase price adjustment.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 176 to 178 of the Registration Statement.

31.
Please revise the section to more fully explain the decision to carve out Obagi's businesses located in China as part of the combination and the board's consideration of such carveout, including with respect to the amount of revenue it represents. Regarding the August 21 meeting with the Dai family members referenced on page 165, revise to disclose the transaction terms that were agreed upon.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 177 of the Registration Statement.

February 14, 2022

32.
We note your references that the initial drafts of the Obagi merger agreement and the Milk purchase agreement did not contemplate an Up-C structure, and that the Up-C transaction structure was revised during the negotiations. Revise your disclosures to clearly discuss the evolution of the proposed transaction structure, including negotiations regarding the tax aspects of the structure.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 180 and 181 of the Registration Statement.

33.	Please revise your disclosure to discuss who selected the PIPE investors and what relationship the investors have with any of the transaction parties, if any.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 179 of the Registration Statement.

Waldencast's Board of Directors' Reasons for the Business Combination, page 173

34.
Please disclose the selection criteria for each of the comparable public companies shown on page 179, how the criteria was chosen, and whether any companies meeting the selection criteria were excluded from the analysis. Disclose the multiples for each company in the analysis as well as the financial data used to derive such multiples, and explain how this analysis was applied to determine the valuation for Waldencast.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 188 and 192 of the Registration Statement.

Unaudited Projected Financial Information, page 180

35.
We note the Board considered the unaudited projected financial information for Obagi, Milk and Waldencast. Please expand your disclosure to discuss all material assumptions used to develop the projections. Address how the board determined the reasonableness of the projections; the extent to which alternative scenarios were provided or considered and the extent to which the probability of achieving such projections was assessed. Regarding alternative scenarios, we note, for example, that you mention on page 172 that the board determined to use projections provided at the November 13 meeting rather than the ones discussed at the October 26 meeting. Please discuss why the board determined to use the November 13 projections and how the projections were different, including the assumptions used. Please also discuss the possible impact if the projections are not correct and clarify when all the projections were provided.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 192 to 200 of the Registration Statement.

February 14, 2022

36.
Please remove your statements starting on pages 180 and 182 cautioning investors not to rely on the prospective financial information, estimates and assumptions, that the information is inherently speculative, and that the Obagi Projections and Milk Projections are the responsibility of Obagi's management and Milk's management, respectively, as it is inappropriate to disclaim responsibility for disclosure appearing in your prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 192 to 200 of the Registration Statement.

U.S. Federal Income Tax Considerations, page 211

37.
Please revise to clearly state the tax consequences to U.S. holders of Waldencast Class A ordinary shares and that the disclosure in this section is the opinion of counsel. Remove language stating that "generally" certain tax consequences will apply or assuming certain consequences (e.g., assuming that the Domestication qualifies as a reorganization). We note your disclosure on page 212 that the transaction is intended to qualify as a “reorganization” under Section 368(a)(1)(F) of the Code. Similarly revise disclosures regarding the tax consequences to U.S. holders of Waldencast Class A ordinary shares who exercise redemption rights and who hold shares at the time of the business combination. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxxii, 26, 227 to 231 of the Registration Statement and included a tax opinion from the Company’s counsel as Exhibit 8.1 to the Registration Statement.

Information about Obagi, page 258

38.
Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure lay readers will understand the disclosure. For example, please briefly explain what you mean by Fitzpatrick skin types and hyperpigmentation.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 271 to 279, F-44 and F-67 of the Registration Statement.

39.
You disclose in the graphic on page 260 that roughly 25% of Obagi's annual revenue is generated from prescription solutions sold in a physician practice and that the Obagi Nu-Derm System and related products accounted for 28% of sales in the nine months ended September 30, 2021. Please expand your disclosure to identify other leading products that accounted for a significant portion of revenue, including Obagi's OTC and direct-to-consumer products. In addition, revise your graphic so that the product descriptions are legible.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 273 of the Registration Statement.

February 14, 2022

40.
We refer to your disclosures in this section indicating that your product is backed by scientific studies, such as your statement that Obagi Medical is a line of "scientifically-backed, clinically proven systems and products," that Obaji Clinical is developed for customers focused on "product potency and efficacy" and that you dispense products through physicians. You state that you have conducted more than 30 clinical efficacy studies with leading academic institutions and that your products are subjected to "rigorous safety and efficacy testing to demonstrate their powerful results," but also explain on page 267 that the majority of your products are cosmetics that are not subject to pre-market approval by the FDA, and state on page 39 that your products containing hydroquinone have not received approval from the FDA or other regulatory authorities. Please revise to specify which of your products have been approved by the FDA or a similar regulatory authority, if any, and clarify that the other products are cosmetics or other unapproved products and the significance of such designation. For any products that have not been approved by the FDA or a similar regulatory authority, please remove all such claims, or alternatively, explain why such claims can be substantiated and revise to provide such substantiation.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 273 to 279 of the Registration Statement.

Skintrinsiq Device, page 261

41.
We note your disclosure that your Skintrinsiq device was developed and introduced in July 2021 as a device to be used in physician’s offices and medical spas to extract impurities from the skin. We also refer to your disclosure on page 31 that you face competition from medical device companies offering products to physicians that are used to enhance the skin’s appearance. Please revise to clarify whether your Skintrinsiq is regulated as a medical device and also substantiate your claim that the device "delivers on [your] promise to help attract new consumers to physician practices and medical spas."

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 275 and 276 of the Registration Statement.

Sales & Marketing, page 262

42.
We refer to your disclosure on page 263 that international markets accounted for approximately 57.1% of Obagi’s net sales in the nine months ended September 30, 2021 and that Obagi address international markets in over 60 countries outside of the United States. Please revise to identify the key countries that account for your international sales. We note your disclosure on page 288 that Asia Pacific accounted for over 600% increase in net revenue in the nine months ended September 30, 2021 compared to the prior year.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 279 and 280 of the Registration Statement.

February 14, 2022

Licensing, page 263

43.
We note your disclosure on page 263 that Obagi has entered into a license agreement with Rohto with respect to Obagi-developed products in Japan. We also note you disclose on page 266 that you have entered into various license, distribution and supply agreements with third parties relating to proprietary technology of certain products, including the SUZANOBAGIMD products, the Obaji Professional line of products, Nu-Cil Eyelash Enhancing Serum and the Skintrinsiq device. Please expand your disclosure in this section and elsewhere as appropriate, to identify the parties to each agreement and disclose the material terms of each agreement, including but not limited to, the nature and scope of intellectual property transferred, each parties’ rights and obligations, the duration of each such agreement and royalty term, termination provisions, royalty rates or other economic provisions, aggregate future potential milestone payments to be paid and the aggregate amounts paid to date under each agreement (including any up-front fees), as applicable, or tell us why they are not material. Please also file each such agreement as an exhibit to the registration statement. Please provide corresponding disclosure or explanation for Milk's master services agreement which covers a range of fulfillment services that you discuss on page 279.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 283 of the Registration Statement to identify the parties to each respective agreement. The Company also respectfully acknowledges the Staff’s comment and advises that Obagi’s agreements with (i) Nextcell Medical Company for the SUZANOBAGIMD product line (the “Nextcell Agreement”), (ii) Maxey Cosmetics LLC for the Nu-Cil eyelash enhancing serum (the “Maxey Agreement) and (iii) Theravant, Inc. for the Skintrinsiq device (the “Theravant Agreement”) are not material to the results of operations of Obagi. For the nine months ended September 30, 2021, Obagi’s net revenue from the sale of products under the Nextcell Agreement, the Maxey Agreement and the Theravant Agreement represented 2.25%, 1.38% and 0.63% of Obagi’s net revenue, respectively. For the year ended December 31, 2021, Obagi’s net revenue from the sale of products under the Nextcell Agreement, the Maxey Agreement and the Theravant Agreement represented 2.1%, 1.6% and 0.6% of Obagi’s net revenue, respectively. Obagi does not anticipate that net revenue under any of these agreements will represent 5% or more of Obagi’s net revenue for the year ending December 31, 2022.

Competition, page 265

44.
We note your disclosure in the second bullet point under “Competitive Strengths” on page 264 that Obagi only has one other competitor offers both prescription strength and non-prescription products. Please revise your disclosure here to identify this competitor.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 282 of the Registration Statement.

Intellectual Property, page 266

45.
We refer to your disclosure that Obagi holds over 80 provisional and issued patents worldwide for the composition of many of its products. Please expand your disclosure to identify for each material patent and provisional patent application, as applicable, the scope and technology of each patent or patent application, the type of patent protection, jurisdiction and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 283 of the Registration Statement.

Information about Milk, page 270

46.
We refer to your disclosure on page 60 that you are dependent on sole suppliers for certain integral components. Please revise to describe the sources and availability for these components. Refer to Item 4.B.4 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 69 of the Registration Statement.

February 14, 2022

Sales and Distribution Strategy, page 274

47.
We note your disclosure on page 301 that Sephora accounted for up to 67% of revenue for the nine months ended September 30, 2021. We also refer to your disclosure on page 235 that Sephora, as one of Milk’s key distributor, also accounted for approximately 95% of wholesale sales (page 235). Please clearly state whether Milk has entered into any distribution agreements or other types of firm commitment arrangements with Sephora, and if so, please expand your disclosure to provide a brief description of the material terms of such agreement and file the agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why it is not material.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 294 of the Registration Statement and included the following agreements as exhibits to the Registration Statement: (a) the Milk Makeup Terms Agreement, dated as of September 1, 2015, as amended July 1, 2017, January 9, 2019, January 1, 2020, and February 26, 2021, by and between Milk Makeup LLC and Sephora USA, Inc., (b) Milk Makeup Vendor Agreement, dated as of May 16, 2019, and amended as of March 25, 2021, by and between Milk Makeup LLC and Sephora Beauty Canada, Inc., (c) Exclusive Distribution Agreement, dated as of July 1, 2020, by and between Milk Makeup LLC and Sephora Middle East FZE, (d) Exclusive Distribution Agreement, dated as of January 20, 2021, by and between Milk Makeup LLC and Sephora Australia Pty Ltd and (e) Exclusive Distribution Agreement, dated as of June 19, 2019, and amended as February 26th, 2021 by and between Milk Makeup LLC and Sephora S.A.S.

48.
We refer to your disclosure on page 275 that Milk has established a distribution relationship with other international resellers, such as Cult Beauty, Selfridges, TMall Global (through SuperOrdinary). To the extent material, please disclose the percentage of revenue that distributors and resellers other than Sephora account for Milk’s revenues.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 294 of the Registration Statement.

Growth Opportunities, page 276

49.	Please explain the parameters of the Sephora survey, including how Sephora conducted the survey, and the geographic location of the survey respondents.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 295 of the Registration Statement.

Legal Proceedings, page 282

50.	Please revise to disclose the lawsuit against the Milk founders you reference on page 75 or explain why such disclosure is not necessary.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 84, 301 and 302 of the Registration Statement.

February 14, 2022

Management of Waldencast plc following the Business Combination, page 309

51.
Please revise your disclosures regarding the biographical information of your directors and officers to include only the information required by Forms F-4 and 20-F. Please also disclose the specific experience, skills, qualifications and attributes that led you to the conclusion that Mr. Simon Dai should serve as one of your directors. Refer to Item 6 of Form 20-F. Add disclosure where applicable regarding the amount of time that certain of your officers may spend to provide services to Waldencast Ventures.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 259 to 262 and 329 to 332 of the Registration Statement.

Beneficial Ownership of Securities, page 318

52.
In your revised prospectus, please include in the footnotes to your table on page 319 to identify the natural persons who are the beneficial owners of the shares held by Waldencast Long-Term Capital LLC, SPX Equities Gestao de Recursos Ltda, Verde Servicios Internacionais S.A. and Sharp Capital Gestora de Recursos Ltda.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 338 and 339 of the Registration Statement.

The  Company respectfully advises the Staff that it believes no natural person holds voting or dispositive control over the shares beneficially owned by Waldencast Long-Term Capital, LLC (the “Sponsor”), and, therefore, no such persons are required to be named. Pursuant to the Third Amended and Restated Limited Liability Company Agreement of the Sponsor, dated as of December 15, 2021, the voting and investment power over the securities held by the Sponsor is exercised jointly by three entities, Waldencast Ventures, LP, Burwell Mountain Trust, and Dynamo Master Fund who are the managers of the Sponsor, and voting and disposition decisions require the approval of a majority of such managers. Accordingly, no single individual manager has a controlling decision and no individual manager should be deemed a beneficial owner of the securities held by the Sponsor.

The Company believes its view is consistent with the Staff’s position in The Southland Corp. No-Action Letter (July 8, 1987, publicly available August 10, 1987). In that No-Action Letter, the Staff concurred its view that no individual should be deemed the beneficial owner, within the meaning of Ruel 13d-3 under the Exchange Act of 1934, as amended (the “ Exchange Act “) of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. The Company also believes the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 5th Edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter likewise supports its view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities for purposes of Section 13(d) of the Exchange Act. Instruction 2 to Item 403 of Regulation S-K, promulgated under the Securities Act of 1933, as amended, provides that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act. As discussed above, since voting and investment power over the equity securities held by the Sponsor is exercised jointly by the Sponsor’s three managers, and voting and disposition decisions require the approval of a majority of such managers, none of such managers would be deemed a beneficial owner of the equity securities held by the Sponsor for purposes of Section 13(d). As such, beneficial ownership should not be attributed to any of the Sponsor’s three managers individually and none of such managers should be required to be named in the Company’s revised prospectus in connection with the equity securities held by the Sponsor.

February 14, 2022

Obagi Global Holdings Limited Financial Statements for the Nine Months ended September 30, 2021 and 2020
Note 8. Debt, page F-71

53.
You state on page F-72 that as of September 30, 2021, Obagi is in compliance with financial and non-financial debt and other contractual covenants associated with the 2021 Credit Agreement. Given an aggregate $124.5 million outstanding and the prior event of default, please revise to disclose:

•	the financial covenants or ratios associated with the 2021 Credit Agreement;

•	the required minimum/maximum amount or ratio for each covenant as of the previous four quarters, if applicable; and

•	your achieved minimum/maximum amount or ratio for each covenant quantified on the same basis as the requirement.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 315 of the Registration Statement.

Milk Makeup LLC Financial Statements for the Nine Months ended September 30, 2021 and 2020
Note 8. Commitments & Contingencies, page F-107

54.
We note the lawsuits mentioned in the risk factor on page 75. Please revise here and on page 95 to disclose any developments since the commencement of such lawsuits and to address the requirements of ASC 450-20-50.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 10, 84, 301 and 302 of the Registration Statement.  In addition, Milk’s management has reviewed and assessed the requirements of ASC 450-20-50 related to the lawsuits and determined that no additional disclosure in Milk’s financial statements is currently required because management believes these allegations are without merit and any reasonably possible losses are not expected to have a material impact on the Company’s condensed financial statement.

General

55.
For all statements throughout the prospectus regarding industry leadership, please substantiate your claims or remove such statements. We note, as examples only, your references to (i) Obagi as a “market leader” in the global professional skincare market that ranks first in U.S. providers’ perception and satisfaction on pages 7 and 174; (ii) Obagi being ranked as "number one by U.S. dermatologists, plastic surgeons and other medical practitioners," on page 240, (iii) Obagi’s “highly-effective, science-based” products on page 264; (iv) Obagi’s patent portfolio that includes “best-in-class” penetration technology on page 261; (v) Milk as a leading clean "prestige" makeup brand having a "cult" following among Gen-Z consumers on page 2; (vi) Milk as a “market leader” in the global make-up market, particularly the clean make-up segment on page 175 and 240; (vii) Milk's portfolio of "cult products" on page 175 and a brand that has achieved “strong rank” at a total brand and key product level on page 270; and (viii) Milk’s recognition of 10 PR Awards and Top 15 Earned Media Value Brand on page 276.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8, 187, 254, 273, 276 to 279 of the Registration Statement.

February 14, 2022

56.
We note references to various agreements in your disclosures that are not included as exhibits in your registration statement. For example, you discuss a Supply Agreement, and an Intellectual Property License Agreement in connection with the Obagi China Distribution. Please file such agreements as exhibits or explain why they are not material. Additionally, clarify the location of the Beauty Ventures forward purchase agreement in the exhibit index as your corresponding footnote is missing, and include the Obagi credit agreement as an exhibit or explain.

Response: In response to the Staff’s comment regarding the location of the Beauty Ventures forward purchase agreement, the Company has revised its disclosures on page II-2 of the Registration Statement.

In response to the Staff’s comment regarding the Obagi Existing Credit Agreement, the Company has included such agreement as an exhibit to the Registration Statement.

The Company respectfully acknowledges the Staff's comment and advises the Staff that the Company does not believe that the Transition Services Agreement (the "TSA"), the Intellectual Property License Agreement (the "IPLA") or the Supply Services Agreement (the "SSA") entered into in connection with the Obagi China Distribution are material contracts that need to be filed as exhibits.

With respect to the TSA, the Company respectfully advises the Staff that the services to be provided by the Company to Obagi Hong Kong are intended solely to enable Obagi Hong Kong to continue to operate in the ordinary course of business. Further, as set forth in the draft registration statement, the services are to be provided at no charge (up to a cap, which the Company does not, at this time, expect to be reached), so the Company does not anticipate receiving any material revenue from the provision of such services; relatedly, the value of the services to be provided at no charge is not a material cost to the Company. The Company respectfully notes that the most significant elements of the TSA have already been disclosed in the draft registration statement.

With respect to the IPLA, the Company respectfully advises the Staff that the intellectual property license to be granted by the Company to Obagi Hong Kong is limited to the China region, where the Company will not be conducting business after the Obagi Closing. As a result, the IPLA is not material to the Company, and the Company does not expect any adverse competitive effect to occur as a result of the IPLA that could have a material impact on the Company. Further, any amounts payable or receivable are not material to the Company and the terms are not considered material to an investment decision in the Company as they do not impose any material obligation or liability on the Company. The Company respectfully notes that the most significant elements of the IPLA have already been disclosed in the draft registration statement.

With respect to the SSA, the Company respectfully advises the Staff that the supply services to be provided by the Company to Obagi Hong Kong are intended solely to enable Obagi Hong Kong to continue to operate in the ordinary course of business. Obagi Hong Kong will only purchase directly from the Company the limited orders for product that have previously been submitted and are in the process of being manufactured for sale in the China Region upon the Obagi Closing. Thereafter, Obagi Hong Kong will place manufacturing orders directly with third-party contract manufacturing organizations, and such third-party contract manufacturers will supply product directly to Obagi Hong Kong. The Company does not expect any material impact on the operations, financial condition or competitive advantages of the Company as a result of the SSA. Further, any amounts payable or receivable are not material to the Company and the terms are not considered material to an investment decision in the Company as they do not impose any material obligation or liability on the Company. The Company respectfully notes that the most significant elements of the SSA have already been disclosed in the Registration Statement.

*     *     *     *

February 14, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2297.

Very truly yours,

/s/ Maxim O. Mayer-Cesiano
Maxim O. Mayer-Cesiano

cc:	Michel Brousset
Waldencast Acquisition Corp.

cc:	Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	R. Scott Shean
Latham & Watkins LLP

cc:	B. Shayne Kennedy
Latham & Watkins LLP

cc:	Andrew Clark
Latham & Watkins LLP

cc:	Phillip S. Stoup
Latham & Watkins LLP

cc:	Daniel J. Espinoza
Goodwin Procter LLP

cc:	W. Stuart Ogg
Goodwin Procter LLP